Mail Stop 3561

November 18, 2008

Kimberly A. Dang
Vice President and Chief Financial Officer
Knight Inc.
c/o Kinder Morgan Management, LLC
c/o Kinder Morgan Energy Partners, L.P.
500 Dallas Street, Suite 1000
Houston, TX 77002

> **Re:** **Knight Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 001-06446**
>
> **Kinder Morgan Management, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-16459**
>
> **Kinder Morgan Energy Partners, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 001-11234**

Dear Ms. Dang:

We have reviewed your letter dated October 13, 2008 and have the following comment. Please feel free to call us at the telephone numbers listed at the end of this letter.

Knight Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation, page 211

Compensation Discussion and Analysis, page 211

1. We note your response to comment 19 of our letter dated September 29, 2008. In particular, we note your statement that you assess each business unit's performance in the areas of safety and environmental goals and regulatory compliance against that unit's performance in previous years and against industry benchmarks. You also state that "[t]his assessment influences positively or negatively the amount of bonus dollars allocated to that business segment." Please enhance your disclosure to quantify, by providing a range or an illustrative historical example, the extent to which a unit's performance in these areas can positively or negatively impact an executive's bonus award.

   Similarly, please identify, to the extent applicable for each executive officer, which aspects of the officer's individual performance impacted, positively or negatively, that officer's 2007 bonus award. If possible, please also quantify that impact.

   *   *   *

   Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

   Sincerely,

   H. Christopher Owings
   Assistant Director

cc: Gary W. Orloff, Esq.
     Bracewell & Giuliani LLP
     Facsimile No. (713) 221-2166